May 13, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:  Pamela A. Long

Re:

UTEC, Inc.

Form 10

Filed on March 31, 2008

SEC File No. 001-34014

Dear Ms. Long:

Pursuant to Section 12(d) promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), UTEC, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form 10 (File No. 001-34014), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 31, 2008.  No amendments have been filed.

Pursuant to comments received from the SEC, the Company is re-filing its registration statement on Form 10 under Section 12(g) of the Exchange Act.  For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you should have any questions or comments regarding this request for withdrawal, please contact our legal counsel, James B. Parsons, at (425) 451-8036.

Yours very truly,

UTEC, Inc.

/s/ Fortunato Villagagna

Fortunato Villamagna

Chief Executive Officer